NEWS RELEASE
For further information, please contact:

                                  Jose Segrera
                              FirstCom Corporation
                              305-448-4422 (office)
                            jsegrera@firstcom-usa.com

                         FIRSTCOM CORPORATION ANNOUNCES
                  PUBLIC FILING OF PRELIMINARY PROXY MATERIALS
                          FOR AT&T LATIN AMERICA MERGER

FOR RELEASE WEDNESDAY, MARCH 22, 2000

Miami - FirstCom Corporation (Nasdaq: FCLX) today announced that it had filed preliminary proxy materials on a public basis with the Securities and Exchange Commission for the special meeting of FirstCom's shareholders to vote on the previously-announced merger transaction with AT&T Latin America Corp.

Mr. Patricio E. Northland, Chairman of the Board, President and CEO of FirstCom commenting on the public filing said: "FirstCom is pleased to have taken another step towards completion of the merger with AT&T Latin America Corp. We continue to work with our future partner AT&T Latin America Corp. to complete the merger as quickly as possible. "

FirstCom Corporation is rapidly emerging as a premium provider of broadband integrated Internet/data, voice and video communication services to business customers in Peru, Chile and Colombia. FirstCom operates fiber optic ATM/IP networks in these countries that provide high-speed Internet/data connectivity that facilitates the delivery of content to the business community. FirstCom also operates as a competitive long-distance carrier in Chile and Peru.

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         SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM
ACT OF 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause FirstCom's actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors detailed in FirstCom's filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward looking statements contained herein.

CONTACT: FirstCom Corporation Jose Segrera, Interim CFO 305/448-4422 jsegrera@firstcom-usa.com or Strategic Growth International, Inc. Richard Cooper / Rob Schatz 516/829-7111 sgi@netmonger.net

In addition to FirstCom's filing of a preliminary proxy statement with the United States Securities and Exchange Commission (the "SEC"), in connection with the FirstCom/AT&T Latin America merger FirstCom will file a definitive proxy statement and AT&T Latin America will file a registration statement on Form S-4 with the SEC. We urge investors and security holders to read the definitive proxy statement and registration statement when they are available before they make a decision concerning the merger. Security holders may obtain a free copy of those documents (when available) and other documents filed by FirstCom Corporation at the SEC's web site at www.sec.gov. In addition, documents filed with the SEC by FirstCom

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MAY ALSO BE OBTAINED FROM FIRSTCOM CORPORATION BY DIRECTING SUCH REQUEST TO
FIRSTCOM CORPORATION, 220 ALHAMBRA CIRCLE, CORAL GABLES, FLORIDA 33134, ATTN:
CHIEF FINANCIAL OFFICER, (305) 448-4422.

THE MEMBERS OF THE BOARD OF DIRECTORS OF FIRSTCOM CORPORATION ARE PATRICIO E. NORTHLAND, GEORGE CARGILL, ANDREW HULSH AND DAVID KLEINMAN. AS OF THE DATE HEREOF, THERE ARE NO OTHER "PARTICIPANTS IN THE SOLICITATION", WITHIN THE MEANING OF RULE 14a-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. INFORMATION CONCERNING THE DIRECTORS IS SET FORTH IN THE FIRSTCOM PRELIMINARY PROXY STATEMENT FILED WITH THE SEC.